Exhibit 99.1

Trillion Energy Announces Completion of Alapli-2 Gas Well

January 6, 2025 - Vancouver, B.C. - Trillion Energy International Inc. (“Trillion” or the “Company”) (CSE: TCF) (OTCQB: TRLEF) (Frankfurt: Z62), is pleased to announce the successful installation of 2 3/8” velocity string tubing (VS) into the Alapli-2 natural gas well. This achievement marks a significant step in our ongoing efforts to enhance long-term gas production at the SASB field.

Following the successful completion of this operation, the team will prepare to transport the snubbing unit via crane barge to the East Ayazli tripod, where 2,888 meters of 2 3/8” VS tubing will be run into the Bayhanli-2 well. This phase is expected to be completed within the next 7 days, weather permitting.

Upon the completion of Bayhanli-2, the snubbing crew and crane barge will be released, and nitrogen stimulation activities will begin in both wells to optimize well performance and enhance production levels.

About the Company

Trillion Energy International Inc is focused on oil and natural gas production for Europe and Türkiye with natural gas assets in Türkiye. The Company is 49% owner of the SASB natural gas field, a Black Sea natural gas development and a 19.6% (except three wells with 9.8%) interest in the Cendere oil field. More information may be found on www.sedar.com, and our website.

Contact

Sean Stofer, Chairman

Brian Park, VP of Finance

1-778-819-1585

E-mail: info@trillionenergy.com

Website: www.trillionenergy.com

Cautionary Statement Regarding Forward-Looking Statements

This news release may contain certain forward-looking information and statements, including without limitation, statements pertaining to the Company’s ability to obtain regulatory approval of the executive officer and director appointments. All statements included herein, other than statements of historical fact, are forward-looking information and such information involves various risks and uncertainties. Trillion does not undertake to update any forward-looking information except in accordance with applicable securities laws.

These statements are no guarantee of future performance and are subject to certain risks, uncertainties, delay, change of strategy, and assumptions that are difficult to predict and which may change over time. Accordingly, actual results and strategies could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. These factors include unforeseen securities regulatory challenges, COVID, oil and gas price fluctuations, operational and geological risks, changes in capital raising strategies, the ability of the Company to raise necessary funds for development; the outcome of commercial negotiations; changes in technical or operating conditions; the cost of extracting gas and oil may increase and be too costly so that it is uneconomic and not profitable to do so and other factors discussed from time to time in the Company’s filings on www.sedar.com, including the most recently filed Annual Report on Form 20-F and subsequent filings. For a full summary of our oil and gas reserves information for Turkey, please refer to our Forms F-1,2,3 51-101 filed on www.sedar.com, and or request a copy of our reserves report effective December 31, 2022 and updated January 31 2023.